
SEC MAIL
RECEIVED
PROCESSING
OCT 0 5 2005
WASH, D.C.
192
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


05044886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 Comstock Avenue, Suite 200
(No. and Street)

Winter Park, (City) Florida (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Cantley (407) 672-1313
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.



Cuthill & Eddy LLC

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditors' Report

Board of Directors
Park Financial Group, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Park Financial Group, Inc. (the "Company") as of June 30, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Financial Group, Inc. at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

August 11, 2005

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Division for CPA Firms *American Institute of Certified Public Accountants* *Florida Institute of Certified Public Accountants*
Member of IA International With Correspondent Offices in Principal Cities Of The World

PARK FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Cash and cash equivalents	$ 137,149
Commissions and accounts receivable	127,853
Income taxes receivable	4,593
Employee advances	17,800
Due from stockholder	5,000
Securities owned, trading, at market value	128,288
Furniture and equipment, net of accumulated depreciation of $46,424	47,595
Other assets	19,539
Deposit with clearing broker	100,000
	$ 587,817

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 229,571
Income taxes payable	30,023
Deferred tax liability, net	13,104
Notes payable	22,455
	295,153
Stockholder's equity:	
Common stock, $.01 par value, 100,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	404,795
Accumulated deficit	(113,131)
	292,664
	$ 587,817

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2005

Revenues:	
Trading gains, net	$ 3,535,509
Commissions	332,532
Miscellaneous income	68,740
	3,936,781
Expenses:	
Commissions and trading participation	1,939,507
Clearing fees	636,959
Rent	112,376
Professional fees	197,301
Licenses and registrations	16,524
Payroll and payroll taxes	480,525
Telephone and communications	251,135
Other operating expenses	198,443
	3,832,770
Income before income tax expense	104,011
Income tax expense	40,781
Net income	$ 63,230

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2005

	Common stock		Additional	Accumulated	
	Shares	Amount	paid-in capital	(Deficit)	Total
Balances, July 1, 2004	100,000	$ 1,000	$ 404,795	$ (176,361)	$229,434
Net income for the year ended June 20, 2005	-	-	-	63,230	63,230
Balances, June 30, 2005	100,000	$ 1,000	$ 404,795	$ (113,131)	$292,664

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:	
Net income	$ 63,230
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	15,074
Financed penalties and fees	34,125
Changes in operating assets and liabilities:	
Increase in commissions and accounts	(23,699)
Increase in income taxes receivable	(4,593)
Increase in employee advances	(10,500)
Increase in securities owned, trading	(121,846)
Increase in other assets	(539)
Decrease in deposit with clearing broker	36,896
Increase in accounts payable and accrued expenses	59,208
Decrease in securities sold, but not yet purchased	(5,225)
Increase in income taxes payable	30,023
Increase in deferred tax liability	10,757
Cash provided by operating activities	82,911
Cash flows from investing activities:	
Purchase of furniture and equipment and net cash used by investing activities	(5,747)
Cash flows from financing activities:	
Principal payments on notes payable and net cash used by financing activities	(11,670)
Net increase in cash and cash equivalents	65,494
Cash and cash equivalents, beginning of year	71,655
Cash and cash equivalents, end of year	$ 137,149

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Park Financial Group, Inc. (the "Company") was incorporated in 1992, under the laws of the State of Florida for the purpose of doing business as a securities broker-dealer. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents:

Cash and cash equivalents consist of amounts held in bank money market accounts and money market funds held by a brokerage.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally between 3-5 years.

Income taxes:

The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

1. Nature of operations and summary of significant accounting policies - continued:

Liabilities subordinated to claims of general creditors:
There were no borrowings under subordination agreements as of June 30, 2005.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $141,500 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2005, the Company had excess net capital of $28,882 and a net capital ratio of 5.23 to 1.

3. Income taxes:

The income tax expense at June 30, 2005 is summarized as follows:

Current:	
Federal	$ 30,023
State	-
	30,023
Deferred:	
Federal	12,713
State	(1,955)
	10,758
	$ 40,781

The components of the net deferred tax liability recognized in the accompanying balance sheet at June 30, 2005 is as follows:

Deferred tax asset	$ 1,955
Deferred tax liability	(15,059)
	$ (13,104)

3. Income taxes – continued:

The income tax expense differs from the expense that would result from applying federal statutory rates to income before income tax expense due to federal surtax exemptions.

The Company has a net operating loss carryforward of approximately $80,000, which can be used against future income for state income tax purposes through 2024.

4. Notes payable:

Notes payable as of June 30, 2005, is summarized as follows:

Note payable at a rate of 7.25%, due in monthly installments of $1,111, including interest; maturing in September 2006.	$ 13,560
Note payable at a rate of 9.00%, due in monthly installments of $560, including interest; maturing in November 2006.	8,895
	22,455
Less current maturities	(17,747)
	$ 4,708

Maturities of notes payable for years ending June 30, are as follows:

2006	$ 17,747
2007	4,708
	$ 22,455

5. Credit risk:

Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

Additionally, cash balances are maintained by the Company's clearing agents. Such amounts, totaling approximately $256,000, are not covered by federal depositor's insurance at June 30, 2005.

6. Lease:

The Company leases its office space under a five-year operating lease. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for utilities and sales tax. The lease payments are guaranteed by the stockholder. The monthly rental expense for this lease is approximately $11,238.

Rent expense for the year ended June 20, 2005 was approximately $112,380. Future net minimum lease payments are as follows:

Year ending June 30,	
2006	$ 122,357

7. Supplemental disclosures of cash flow information:

During the year ended June 30, 2005, cash was paid as follows:

Interest	$ None
Income taxes	$ None

During the year ended June 20, 2005, the Company financed $34,125 of penalties and fees.

8. Contingencies:

During the year ended June 30, 2005 the Company was named as a defendant in an arbitration proceeding alleging that the Company, along with other co-defendants, are responsible for monetary losses in the claimant's securities accounts during the period from November 2000 to May 2002 in the amount of approximately $595,000. The Company intends to vigorously defend itself against this proceeding. Although the parties are now engaged in the process of exchanging documents and discovery is not complete, management and legal counsel believe that there is a possibility of an adverse outcome.

The United States Securities and Exchange Commission has initiated an investigation into an individual who arranged for a number of customer accounts to be opened through the Company. The position of the Securities and Exchange Commission is that this individual improperly orchestrated transactions in the foregoing accounts in violation of various provisions of the securities laws and that the Company was less than diligent in monitoring and supervising the subject customer accounts. It is management's intention to vigorously defend the matter. Management and legal counsel believe that there is a reasonable possibility that an unlikely outcome will occur. However, the Securities and Exchange Commission has not specified a range of monetary fines that could be imposed.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2005

Total stockholder's equity	$ 292,664
Adjustments:	
Deduct: Nonallowable assets:	
Income taxes receivable	(4,593)
Employee advances	(17,800)
Due from stockholder	(5,000)
Furniture and equipment, net	(47,595)
Other assets	(19,539)
Net capital before haircuts on securities positions	198,137
Haircuts on securities positions	27,755
Net capital	$ 170,382

Reconciliation with Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 211,162
Audit adjustments:	
Income tax adjustments, net	(40,781)
Rounding	1
	$ 170,382

See auditors' report.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2005

Accounts payable and accrued expenses	$ 229,571
Income taxes payable	30,023
Deferred tax liability, net	13,104
Notes payable	22,455
Contingent liability	595,602
Aggregate indebtedness	$ 890,755
Ratio of aggregate indebtedness to net capital	5.23

See auditors' report.



Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditors' Report On Internal Control Structure Required By Sec Rule 17A-5

Board of Directors
Park Financial Group, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Park Financial Group, Inc. (the "Company") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornell & Company LLC

August 11, 2005